July 25, 2024

Michael Bond
Chief Financial Officer
Vislink Technologies, Inc.
350 Clark Drive , Suite 125
Mt. Olive , NJ 07828

       Re: Vislink Technologies, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 001-35988
Dear Michael Bond:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023
Exhibits 31.1 and 31.2, page 1

1. We note that your officer certifications at Exhibits 31.1 and 31.2 exclude the introductory language in paragraph 4 and paragraph 4(b) regarding responsibilities for establishing and maintaining internal control over financial reporting. Please amend your annual report to include certifications having all of the prescribed language as set forth in
       Item 601(b)(31)(i) of Regulation S-K. Your amendment may include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Kevin Woody at 202-551-3629 with any questions.
 July 25, 2024
Page 2



                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing